VK 3/12/04

A4 3/11/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Force Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Liberty Ridge Drive Suite 107
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Christopher Brown~~ ~~(610) 232-2478~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

~~KPMG~~
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

FEB 27 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTOR FORCE SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Notarial Seal
Carolyn A. Brown, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 16, 2006
Member, Pennsylvania Association Of Notaries

Christopher F. Brown
Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Carolyn Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Investor Force Securities, Inc.

January 23, 2004

In planning and performing our audit of the financial statements and supplemental schedule of Investor Force Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Investor Force Securities, Inc.:

We have audited the accompanying statement of financial condition of Investor Force Securities, Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Force Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

January 23, 2004

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	244,947
Receivables from customers		80,410
Other assets		77,048
Total assets	$	402,405
Liabilities and Stockholder's Equity		
Accounts payable	$	7,509
Accrued expenses		22,302
Payable to affiliate		67,923
Total liabilities		97,734
Stockholder's equity:		
Common stock, $0.01 par value; authorized, issued, and outstanding 100 shares		1
Additional paid-in capital		919,999
Accumulate deficit		(615,329)
Total stockholder's equity		304,671
Total liabilities and stockholder's equity	$	402,405

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization and Description of Business

Investor Force Securities, Inc. (the Company) was incorporated under the laws of the State of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). On February 13, 2001, the Company was accepted as a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Investor Force Holdings, Inc. (IFH).

The Company is engaged in the business of processing transactions in registered mutual funds and hedge funds that are not investment companies under the Investment Company Act of 1940 on behalf of its customers, institutional investors, and their representatives.

The Company has incurred net losses since its inception. The Company's primary sources of liquidity have been through the issuance of common and preferred stock offerings. The Company continues to make investments in ongoing business development efforts. Management believes that the December 31, 2003 cash position is sufficient to fund the current commitments and operations for at least the next 12 months.

(b) Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any potential contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital,

both as defined, shall not exceed 15 to 1. In addition, SEC Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, or would cause its net capital to fall below 120% of its minimum requirement or below 5% of its debits.

During 2003, the Company received $250,000 in capital contributions from IFH. These capital contributions provided the Company with sufficient capital for current operations. Additional capital contributions may be required in the future.

Schedule 1 provides a detailed computation of the Company's net capital position at December 31, 2003.

(3) Customer Protection Rule

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3). During 2003, the Company's operations met the definition of the exemption under SEC Rule 15c3-3 k(2)(i) and 15c3-3 k(2)(ii).

Customers investing in pooled investment vehicles and hedge funds transfer funds directly to the money manager. Customers investing in registered mutual funds will be directed to deliver and make funds payable to the Company's clearing agent. In the unlikely event that funds intended for investment in registered mutual funds are sent directly to the Company, such funds will be immediately forwarded to the clearing agent for investment.

(4) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2003.

As of December 31, 2003, the Company's deferred tax assets consisted of federal and state net operating loss carryforwards that are available to offset future taxable income. There were no deferred tax liabilities as of December 31, 2003. The Company's federal and state net operating loss carryforwards equaled $616,784, respectively, as of December 31, 2003, and generated $269,059 in deferred tax assets. The federal and state net operating loss carryforwards will begin to expire in 2022. At December 31, 2003, a valuation allowance has been recognized to offset the deferred tax assets. The change in the valuation allowance in 2003 was an increase of $233,413.

(5) Related Parties

Prior to November 1, 2002, the Company operated under an Affiliate Expense Sharing Agreement (the agreement) with Investor Force, Inc. (IFI), a wholly owned subsidiary of IFH, pursuant to which IFI agreed to pay the expenses of the Company including, but not limited to, clearing agent services, record-keeping and other services, payroll and benefits of registered representatives of the Company, professional services, and other general and administrative expenses. IFI and the Company agreed that the Company would not reimburse the expenses.

Effective November 1, 2002, the agreement was amended and the Company agreed to reimburse IFI $60,000 per month. In addition, beginning in November 2002, the Company elected to record all expenses and associated liabilities for services which it had directly entered into contracts with third parties.

Effective August 31, 2003, the agreement was further amended to ensure compliance with the SEC's guidance on the recording of expenses and liabilities by Broker/Dealers as presented in the SEC's Division of Market Regulation letter dated July 11, 2003 and addressed to the New York Stock Exchange, Inc. and the NASD Regulation, Inc. Under this agreement, both IFI and the Company agreed that IFI would allocate expenses incurred on behalf of the Company to the Company on a monthly basis. The allocation is based on both parties' review of the nature of expenses and reasonable determination of the amounts incurred to support the operations of the Company. The allocation of expenses is reviewed periodically and at least once per year to ensure the appropriate amounts are being allocated to the Company.

Schedule 1

INVESTOR FORCE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net capital:		
Total stockholder's equity	$	304,671
Deductions:		
Nonallowable assets:		
Accounts receivable		80,410
Other nonallowable assets		27,049
Net capital before haircuts on securities positions (tentative net capital)		197,212
Haircuts on securities		—
Net capital	$	197,212
Aggregate indebtedness:		
Items included in statement of financial condition	$	97,734
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	97,734
Computation of basic net capital requirement:		
Minimum net capital required	$	25,000
Excess net capital		172,212
Excess net capital at 1,500%	$	182,552
Excess net capital at 1,000%	$	187,439
Percentage: Aggregate indebtedness to net capital		50

Note: There is no difference from the company's computation included in Part II of Form X-17A-5 as of December 31, 2003, and therefore, a reconciliation is not provided.

See accompanying independent auditors' report.